EXHIBIT 99.1

For Immediate Release	Date: November 16, 2017
17-46-TR

Teck Announces Dividend and Share Buyback

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that its Board of Directors has approved the distribution of cash to shareholders through a supplemental dividend of $0.40 per share and a share repurchase mandate equivalent to an additional $0.40 per share, in addition to its annual base dividend of $0.20 per share ($0.05 per quarter). Teck will pay an eligible dividend of $0.45 per share on its outstanding Class A common shares and Class B subordinate voting shares on December 29, 2017, to shareholders of record at the close of business on December 15, 2017. This dividend represents the regular quarterly dividend of $0.05 per share contemplated by Teck’s dividend policy and the supplemental dividend of $0.40 per share.

In addition to the $260 million aggregate dividend payment, taking into account Teck’s strong cash position and feedback from investors who favour share repurchases over dividends, the Board of Directors has directed management to apply an additional $230 million, or approximately $0.40 per share, to the repurchase of Class B subordinate voting shares through March 31, 2018 under Teck’s previously announced normal course issuer bid program. Purchases will be made opportunistically over this period, subject to relevant securities and stock exchange rules.

“The return of a total of $578 million, or $1.00 per share, to shareholders in 2017 through a combination of the base dividend, this supplemental dividend and our commitment to near term repurchases under our normal course issuer bid, reflects Teck’s strong free cash flow generation over the last 12 months, and strong outlook for our business,” said Don Lindsay, President and CEO.

“We want to ensure that shareholders benefit directly from our strong results,” said Dr. Norman Keevil, Chairman. “We are also committed to adjusting our capital spending plans consistent with prudent management of our balance sheet as we move into 2018.”

The $578 million in dividends and planned share repurchases represents a yield of approximately 3.7% on the November 15, 2017 closing price of Class B subordinate voting shares on the Toronto Stock Exchange of $27.10 per share.

Teck’s normal course issuer bid program authorizes Teck to purchase up to 20 million Class B subordinate voting shares through the period ending October 9, 2018. Teck’s management will determine the timing of purchases, and may repurchase fewer or a greater number of shares, subject to the requirements of the issuer bid program.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning Teck’s intention to make purchases under its normal course issuer bid program, adjust capital spending plans and the outlook for its business generally. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, changes in general economic conditions or commodity prices, unanticipated operating issues or failure of plant and equipment, disruption of financial markets or other circumstances rendering it impractical or illegal to conduct share repurchases.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or implied by our forward-looking statements. Certain of these risks are described in more detail in the Annual Information Form of Teck and in its public filings with Canadian securities administrators and the US Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com